EXHIBIT 12.1

CALPINE GENERATING COMPANY, LLC

RATIO OF EARNINGS TO FIXED CHARGES

YTD 2004

	YEAR ENDED DECEMBER 31,
	2000	2001	2002	2003	2004
COMPUTATION OF EARNINGS:	(IN THOUSANDS)

Pretax income (loss) before adjustment for minority interest in consolidated subsidiaries and income or loss from equity investees	(2,864)	(7,471)	(150,144)	(192,515)	(58,145)

Fixed Charges	48,322	213,338	381,024	436,291	287,996

Amortization of capitalized interest	—	522	5,252	10,756	13,923

Distributed income of equity investees	—	—	—	—	—

Interest capitalized	(48,322)	(197,700)	(236,400)	(123,600)	(55,000)

Total Earnings	(2,864)	8,689	(268)	130,932	188,774

COMPUTATION OF FIXED CHARGES:

Interest expensed and capitalized	48,322	213,338	381,024	436,291	287,996

Estimate of interest within rental expense	48,322	213,338	381,024	436,291	287,996

Distribution on HIGH TIDES	48,322—	—	—	—	—

Total fixed charges	48,322	213,338	381,024	436,291	287,996

RATIO OF EARNINGS TO FIXED CHARGES	(0.061)	0.04	(0.00)	0.30	0.66

(i)	For the year ended December 31, 2004, the Company had an earnings- to-fixed-charges coverage deficiency of approximately $99.2 million, primarily as a result of (1) increased interest costs due to recent debt financings to support our growth, and (2) a decrease in average spark spreads per megawatt-hour and higher fuel expense in 2004 as compared with the same period in 2003.